SEC 08026431 MISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40178

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AI Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 Union Street
(No. and Street)

Boston (City) MA (State) 02108-2406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Ennis 617-367-4300 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davies & Monahan, P.C.
(Name – *if individual, state last, first, middle name*)

1 Batterymarch Park, Ste 101 (Address) Quincy (City) MA (State) 02169 (Zip Code)

SEC Mail Processing Section FEB 27 2008 Washington, DC 101

PROCESSED MAR 05 2008 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David M. Ennis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AI Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AI SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF
AFFIRMATIVE INVESTMENTS, INC.)

FINANCIAL STATEMENTS

Years Ended December 31, 2007 and 2006

Davies & Monahan, P.C.
Certified Public Accountants

AI SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)

TABLE OF CONTENTS

Davies & Monahan, P.C.
Certified Public Accountants
1 Batterymarch Park, Suite 101
Quincy, MA 02169-7454

Suzanne M. Monahan, CPA
Kelly A. McLaughlin, CPA
David M. Walsh, CPA

Telephone: 617-769-9600
Facsimile: 617-769-0720

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder
AI Securities, Inc.
(A Wholly-Owned Subsidiary of Affirmative Investments, Inc.)

We have audited the accompanying statements of financial condition of AI Securities, Inc. (a wholly-owned subsidiary of Affirmative Investments, Inc. - the "Company") as of December 31, 2007 and 2006, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AI Securities, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying Schedule I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davies & Monahan, P.C.

Quincy, Massachusetts
February 19, 2008

AI SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2007 AND 2006

ASSETS

		2007		*2006*
Current assets:				
Cash	$	7,007	$	7,726
Total current assets	$	7,007	$	7,726

LIABILITIES AND SHAREHOLDER'S EQUITY

		2007		*2006*
Shareholder's equity:				
Common stock, no par value; 15,000 shares authorized, 1,000 shares issued and outstanding	$	10	$	10
Retained earnings		6,997		7,716
Total shareholder's equity		7,007		7,726
Total liabilities and shareholder's equity	$	7,007	$	7,726

See notes to financial statements.

AI SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	*2006*
Income:		
Consulting fees	$ 100	$ 64,695
NASD Special member payment	35,000	-
Interest income	32	116
Total income	35,132	64,811
Expenses:		
Management fee, related party	27,948	54,285
Accounting	5,582	11,000
Filing fees	2,321	793
Bad debts	-	5,000
Consulting fees	-	1,750
Total expenses	35,851	72,828
Net loss	$ (719)	$ (8,017)

See notes to financial statements

AI SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Shares	Common Stock	Retained Earnings	Total Shareholder's Equity
Shareholder's equity at December 31, 2005	1,000	$ 10	$ 15,733	$ 15,743
Net loss - 2006	-	-	(8,017)	(8,017)
Shareholder's equity at December 31, 2006	1,000	10	7,716	7,726
Net loss - 2007	-	-	(719)	(719)
Shareholder's equity at December 31, 2007	1,000	$ 10	$ 6,997	$ 7,007

See notes to financial statements.

AI SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Cash flows from operating activities:		
Net loss	$ (719)	$ (8,017)
Changes in operating assets and liabilities:		
Accounts receivable	-	5,000
Deferred tax asset	-	3,385
Net increase (decrease) in cash	(719)	368
Cash, beginning of year	7,726	7,358
Cash, end of year	$ 7,007	$ 7,726

See notes to financial statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Nature of Business:

AI Securities, Inc. (the "Company"), a Massachusetts corporation, is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934. The Company engages in consulting and brokering the sale of private placements and limited partnership interests in real estate tax shelter credits for low-income housing, as well as socially responsible investment advisory services for clients primarily within Massachusetts. The Company is a wholly-owned subsidiary of Affirmative Investments, Inc. (the "Parent").

(b) Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Income Taxes:

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2004. The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007. No adjustments were made as a result of implementation.

The Company is included in the consolidated federal and state income tax returns of the parent, pursuant to a tax sharing agreement. In the event that the Company has taxable income/loss, an income tax provision/benefit would be reflected as though the Company filed separate tax returns, using the combined group federal and state tax rates.

Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", the Company accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities due to a change in tax rates is recognized in operations in the period that included the enactment date. Management believes taxes allocated under the Parent's tax sharing agreements will be immaterial.

The Company's parent has elected S corporation status effective January 1, 2008 and has made a qualified Subchapter S subsidiary election for the Company. In lieu of corporation income taxes, the parent's shareholder will be taxed on his proportionate share of the Company's taxable income.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(d) Revenue Recognition:

The Company enters into contracts with customers calling for consulting fees to be paid during the term of the arrangement and an additional contingent fee paid out based on a fixed percentage of the total consideration paid once the closing, financing, transaction, etc. is finalized. Accordingly, management recognizes consulting fees in revenue when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable, collectibles is reasonably assured and the services for the transactions are substantially completed. Additionally, the Company recognizes monitoring fees based on contract terms.

(e) Fair Values of Financial Instruments:

The Company's financial assets and liabilities are reported in the statement of financial condition at market or fair value or at carrying amounts that approximate fair value. Financial instruments consist principally of cash, receivables, and payables.

(f) Variable Interest Entities:

Effective January 2005, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN No. 46R"). This interpretation addressed consolidation by business enterprises of variable interest entities in which the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or in which the equity investors do not have the characteristics of a controlling financial interest. The interpretation requires a company to consolidate a variable interest entity ("VIE") if the company has variable interests that give it a majority of the expected losses from the VIE's activities or entitle it to receive a majority of the expected residual returns of the entity. FIN No. 46R also requires disclosure about the VIEs that the company is not required to consolidate, including the nature, purpose, size, and activities of the variable interest entity and the enterprise's maximum exposure to loss as a result of its involvement with the variable interest entity. Management has determined that no variable interest entities exist which would require disclosure or consolidation in the financial statements as of December 31, 2007 and 2006.

NOTE 2 - NET CAPITAL REQUIREMENTS:

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2007 and 2006, the Company had net capital, as defined, of $7,007 and $7,726 respectively, which exceeded the required net capital by $2,007 and $2,726, respectively.

At December 31, 2007 and 2006, there were no differences between the audited net capital computation and the computation prepared by AI Securities, Inc. at December 31, 2007 and 2006.

NOTE 3 - RELATED PARTY TRANSACTIONS:

(a) Expense Sharing Agreement:

Pursuant to an expense sharing agreement, effective January 1, 2005, the Company pays management fees for the expenses incurred on its behalf to its Parent. As per the expense sharing agreement, the management fee includes allocations of office rent, personnel costs, and general office overhead, financial consulting for housing development and the costs associated with structuring, syndicating, and placement of limited partnerships. The Company transfers money to the Parent throughout the year towards its management fee. Additionally, it states that the Company agreed not to make any distributions or transfer funds if it would result in the Company's net capital falling below 120% of its minimum under Rule 15c3-1 of the Securities Exchange Act of 1934 or exceed minimum aggregate indebtedness requirements. Management fees charged by the Parent were $27,948 and $54,285 for the years ended December 31, 2007 and 2006, respectively.

(b) Revenue:

Included in consulting revenue was $100 in fees from a related party for the year ended December 31, 2007.

NOTE 4 - REVENUE:

In 2007, the Company received the NASD Special Member fee. The fee is related to the formation the Financial Industry Regulatory Authority (FINRA) through the consolidation of NASD and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

Davies & Monahan, P.C.
Certified Public Accountants
1 Batterymarch Park, Suite 101
Quincy, MA 02169-7454

Suzanne M. Monahan, CPA
Kelly A. McLaughlin, CPA
David M. Walsh, CPA

Telephone: 617-769-9600
Facsimile: 617-769-0720

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Board of Directors and Shareholder
AI Securities, Inc.
(A Wholly-Owned Subsidiary of Affirmative Investments, Inc.)

In planning and performing our audit of the financial statements of AI Securities, Inc. (a wholly-owned subsidiary of Affirmative Investments, Inc. – the "Company") for the year ended December 31, 2007, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons; and

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2007 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2007. All customer transactions cleared through another broker-dealer on a fully disclosed basis.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Davis & Monahan, P.C.

Quincy, Massachusetts
February 19, 2008

AI SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

DECEMBER 31, 2007

SCHEDULE I

	Audited Net Capital *2007*	As Originally Filed *2007*
Capital:		
Common stock	$ 10	$ 10
Retained earnings	6,997	6,997
Total capital	7,007	7,007
Less non-allowable assets:		
Accounts receivable	-	-
Deferred tax asset	-	-
Total non-allowable assets	-	-
Net capital	7,007	7,007
Minimum net capital required	5,000	5,000
Excess net capital	$ 2,007	$ 2,007

AI SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)

COMPUTATION OF RESERVE REQUIREMENT PURSUANT TO RULE 15C3-3

DECEMBER 31, 2007

SCHEDULE II

AI Securities, Inc. is exempt from the reserve requirements pursuant to SEC Rule 15c3-3 under paragraph (k)(2)(ii).

END